UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                           (Amendment No. __________)*


                            StyleSite Marketing, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   8642 26 105
                                 (CUSIP Number)

       Tadeo Holdings, Inc., Alexander Kalpaxis, Executive Vice President
           Tadeo E-Commerce Corp., Alexander Kalpaxis, Vice President
                      5 Hanover Square, New York, NY 10004
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  June 30, 1999
             (Date of Event which Requires Filing of this Statement)

Check the following box if a fee is being paid with this statement /X/. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                      (Continued on the following page(s))

                                Page 1 of 6 Pages

CUSIP No. 8642 26 105                                          Page 2 of 6 Pages

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(1)               NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Tadeo E-Commerce Corp.  IRS Employer Identification No. 13-4067484
Tadeo Holdings, Inc. IRS Employer Identification No. 95-4228470
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(2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See  Instructions)

                                                    (a)     /X/
                                                    (b)     / /
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(3)        SEC USE ONLY

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(4)        SOURCE OF FUNDS

           WC
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(5)        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR  2(e)    / /

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(6)        CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware - Tadeo E. Commerce Corp.
           Delaware - Tadeo Holdings, Inc.
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                         (7)            SOLE VOTING POWER

                                        6,730,442 - Tadeo Holdings
                         ------------------------------------------------
NUMBER OF SHARES         (8)            SHARED VOTING POWER
BENEFICIALLY OWNED BY                   N/A
EACH REPORTING PERSON    ------------------------------------------------
WITH                     (9)            SOLE DISPOSITIVE POWER

                                        6,730,552 - Tadeo Holdings
                         ------------------------------------------------
                         (10)           SHARED DISPOSITIVE POWER
                                        N/A

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(11)       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           6,730,442 - Tadeo Holdings
           5,664,364 - Tadeo E Commerce
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(12)       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (See Instructions)

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(13)       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           30%
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(14)       TYPE OF REPORTING PERSON (See Instructions)

           CO
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


ITEM 1.           Security and Issuer

         This Schedule 13-D is filed with the Securities and Exchange Commission with respect to the Common Stock ("Common Stock") of Style Site Marketing, Inc., a Delaware Corporation ("Company"). The principal office of the Company is 414 Alfred Avenue, Teaneck, NJ 07666.

ITEM 2.           Identity and Background

         This Schedule 13-D is filed on behalf of Tadeo Holdings, Inc. ("Tadeo"), a Delaware corporation, and Tadeo E-Commerce Corp. ("Tadeo E"), a Delaware corporation and the wholly-owned subsidiary of Tadeo.

         Tadeo and Tadeo E are corporations organized in Delaware. Tadeo and Tadeo E's principal office is 5 Hanover Square, New York, New York 10004. Tadeo is a holding company that owns, as wholly-owned subsidiaries, Astratek, Inc. ("Astratek") and Tadeo E. Astratek develops and markets computer network products and provides consulting services in connection with computer network issues. Tadeo E provides web page design and on-line hosting services, and intends to provide other electronic commerce related services to clients engaged in electronic commerce businesses. Tadeo is the record owner of the Common Stock that is currently owned and outstanding and Tadeo E is the record owner of the Preferred Stock (see Item 4). The Preferred Stock has not been converted to Common Stock as of the date of this filing.

         During the last five years, neither Tadeo nor Tadeo E has been convicted in a criminal proceeding.

         During the last five years, neither Tadeo nor Tadeo E has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order: enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

ITEM 3.           Source and Amount of Funds or Other Consideration

         Tadeo purchased 1,066,098 of the shares of Company Stock in consideration for a direct issuance to the Company of shares of Tadeo common stock, as part of a stock swap of $1,000,000 in market value of Tadeo common stock for $1,000,000 in market value of Company Common Stock. In addition, at the same time as the stock swap, Tadeo E purchased 10,000 shares of the Company's Series G Convertible Preferred Stock (the "Preferred Stock") for $1,000,000 in cash, which preferred stock is currently convertible into 5,664,364 shares of Common Stock.

ITEM 4.           Purpose of Transaction

         Tadeo and Tadeo E acquired the Common Stock and Preferred Stock as a way to promote the strategic alliance between Tadeo E, Tadeo and the Company. Simultaneous with the acquisition of the Common Stock and Preferred Stock (see
Item 3, above), Tadeo E entered into Web Page Design and On-line Hosting Agreements with the Company.

ITEM 5.           Interest and Security of the Issuer

         Tadeo owns beneficially and of record 6,730,442 shares of Common Stock of the Company, including 5,664,364 shares which can currently be acquired upon conversion of Tadeo E's 10,000 shares of Preferred Stock (with the Preferred Stock, the shares to be acquired upon conversion of the Preferred Stock and the 1,066,098 shares of Common Stock being referred to collectively as the "Shares"), constituting approximately 30% of the outstanding shares of Common Stock following Preferred Stock conversion. The shares were acquired as a result of the stock for stock swap transaction between the Company and Tadeo and the acquisition of the Preferred Stock by Tadeo E effected at the time of the stock swap. Although Tadeo E is the record owner of the Preferred Stock, Tadeo has the sole power to vote and the sole power to dispose of the Shares.

         Tadeo and Tadeo E acquired the Shares pursuant to the terms of a Securities Purchase Agreement dated as of June 30, 1999. The Shares were acquired in consideration for the issuance to the Company of shares of Tadeo common stock having a market value of $1,000,000 and the cash payment of $1,000,000.

ITEM 6. Contracts, Arrangements, Understanding or Relationships with respect to Securities of the Issuer

         There are currently no contracts, arrangements or understandings between Tadeo and any person(s) with respect to any securities of the Company, other than the written agreement between Tadeo and Tadeo E with respect to the voting and disposition of the Shares, and the filing of reports on Schedule 13D with respect thereto.

ITEM 7.           Materials to be Filed as Exhibits


         1) Securities Purchase Agreement, dated June 30, 1999, by and between Diplomat Direct Marketing Corporation (now known as Style Site Marketing, Inc.), Tadeo E. Commerce Corp. and Tadeo Holdings, Inc. (Incorporated by reference, filed as an Exhibit to Tadeo's Current Report on Form 8-K, filed on July 30, 1999.


         2) Certificate of Designation of Series G Preferred Stock of StyleSite Marketing, Inc. (Incorporated by reference to Diplomat Direct Marketing Corporation Current Report on Form 8-K, filed August 9, 1999).

         3) Agreement between Tadeo and Tadeo E, dated August 1, 1999, with respect to voting and disposition of the Diplomat Direct Marketing Corporation Preferred Stock and the shares of Common Stock acquired upon conversion thereof and the filing of a Schedule 13 D with respect to such stock holdings.

                                    SIGNATURE


         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  November 12, 1999


                                     TADEO HOLDINGS, INC.



                                     By:/s/Alexander Kalpaxis
                                        -----------------------------
                                              Alexander Kalpaxis,
                                              Executive Vice President


                                     TADEO E-COMMERCE CORP.



                                     By:/s/Alexander Kalpaxis
                                        -----------------------------
                                              Alexander Kalpaxis, Vice President

                                                         Exhibit to Schedule 13D


                            Tadeo E-Commerce Corp.
                                5 Hanover Square
                               New York, NY 10004




                                                                  August 1, 1999



Tadeo Holdings, Inc.
5 Hanover Square
New York, New York  10004

         RE: Shares of Series G Preferred Stock of Diplomat Direct Marketing Corporation (the "Preferred Stock")

Gentlemen:

         Please be advised that the undersigned agrees that Tadeo Holdings, Inc. shall have full authority to make all decisions with respect to the voting and disposition of both (i) the Preferred Stock and (ii) any shares of Common Stock of Diplomat Direct Marketing Corporation (the "Common Stock") which may be acquired by Tadeo E-Commerce Corp. upon conversion of the Preferred Stock.

         In addition, the undersigned agrees that Tadeo Holdings, Inc. shall have full authority to file, on our behalf, a Schedule 13D with respect to the Preferred Stock and the Common Stock under the rules and regulations of the Securities and Exchange Commission, as promulgated pursuant to the Securities Exchange Act of 1934, as amended.

                                   Sincerely,

                                   Tadeo E-Commerce Corp.


                                   By:/s/Alexander Kalpaxis
                                     -----------------------------
                                          Alexander Kalpaxis, Vice President